UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
February 12, 2008
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

EXHIBITS
SIGNATURES
EXHIBIT INDEX
Press Release dated February 11, 2008

SAP AG
FORM 6-K
On February 11, 2008, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), and SAP France S.A., a société anonyme organized under the laws of the Republic of France (“SAP France”) and a wholly-owned subsidiary of SAP, issued a press release (the “Press Release”) announcing that on February 18, 2008, SAP France will acquire through a squeeze-out procedure pursuant to French law the remaining publicly held securities of Business Objects S.A., a société anonyme organized under the laws of the Republic of France. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2006 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press release issued by SAP France S.A. and SAP AG dated February 11, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ MICHAEL PLOETNER*
	Name:	Michael Ploetner
*By power of attorney

Date: February 12, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release issued by SAP France S.A. and SAP AG dated February 11, 2008